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October 17, 2016

Via EDGAR and Hand Delivery

Robert F. Telewicz, Jr.,
Accounting Branch Chief,
United States Securities and Exchange Commission,
Office of Real Estate and Commodities,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Colony NorthStar, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 15, 2016
File No. 333-212739

Dear Mr. Telewicz:

On behalf of Colony NorthStar, Inc. (“Colony NorthStar”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated September 30, 2016, with respect to Colony NorthStar’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on September 15, 2016 (the “Registration Statement”).

Colony NorthStar is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects Colony NorthStar’s responses to the comments received by the Staff and certain updated information.

For convenience, the text of the Staff’s comments is set forth in italics below, followed by a response to each comment.  Page number references in the responses refer to page numbers in Amendment No. 2.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to those terms in the Registration Statement.  The responses and information described below are based upon information provided to us by Colony NorthStar, NorthStar Asset Management Group Inc. (“NSAM”), Colony Capital,

Inc. (“Colony”) and NorthStar Realty Finance Corp. (“NRF,” and together with NSAM and Colony, the “Companies”).

General

1.              We note your response to comment 5 of our letter that NSAM stockholders are expected to own the largest percentage of securities following consummation of the transactions. Please tell us why you have not included the NSAM Charter Proposals on the Colony and NRF proxy cards.

Response to Comment No. 1:

Colony NorthStar notes the Staff’s comment and respectfully advises the Staff that disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please refer to pages 96 and 103 of Amendment No. 2.  As reflected in Amendment No. 2, Colony NorthStar’s form of charter and bylaws have been amended to eliminate (i) the ability of the Board of Directors of Colony NorthStar to increase or decrease the total number of authorized shares of Colony NorthStar stock, (ii) the provision precluding stockholders from removing directors other than for cause and requiring a two-thirds vote for removal, (iii) the provision precluding stockholders from exercising rights as an objecting holder under Maryland law and (iv) the provision allowing Colony NorthStar to make an election under Maryland law to allow only its directors to fill director vacancies. As such, there is only one charter proposal, relating to ownership and transfer restrictions, upon which a separate vote may be required.  As reflected in Amendment No. 2, the NSAM, Colony and NRF stockholders will be asked to vote on that charter proposal.

The Mergers, page 103

Background of the Mergers, page 103

2.              We note your response to comment 6 of our letter. Please provide more detailed disclosure regarding the background of the merger from Colony’s perspective. For example, we note on page 109 that Colony considered only acquiring the management agreement with NRE. Please explain the reason Colony considered this as an alternative to a merger with NSAM. Additionally, we note on page 113 that Colony expressed concerns about entering into the transaction solely with NSAM. Please provide more detailed disclosure regarding the concerns Colony had with merger with NSAM alone and explain why the addition of NRF alleviated those concerns. Please clarify whether Colony considered any other alternatives to this merger.

Response to Comment No. 2:

Colony NorthStar notes the Staff’s comment and respectfully advises the Staff that disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please refer to pages 110 and 120 of Amendment No. 2.

Accounting Treatment of the Mergers, page 220

3.              We note your response to our prior comment 10. Please address the following with respect to your response:

•                  Explain to us how you determined NorthStar Asset Management shareholders will retain 34% of the voting rights of the combined entity after the transaction. In your response, please confirm for us that legacy Colony shareholders will receive class B shares of Colony NorthStar as a result of the transaction which provide them with voting rights equal to 36.5 votes per share of Class B common stock.

•                  Tell us in greater detail why you did not place weight on other indicators of the relative size of each entity (e.g. total assets, total revenue or net income) in your analysis.

•                  Explain to us in greater detail why you determined less weight should be placed on the composition of Colony NorthStar’s senior management in your analysis. Based on your response it appears that senior management of Colony NorthStar will be predominately comprised of Colony’s management team, with significant involvement by NSAM management ending one year after the transaction.

Response to Comment No. 3:

Colony NorthStar notes the Staff’s comment and has included below responses to each additional question stated above sequentially.

•                  Colony NorthStar determined NSAM stockholders will retain 34% of the voting rights of the combined entity after the Mergers consistent with the guidance included in ASC 805-10-55-12(a) which includes considering the dilutive impact of each company’s outstanding economic interests.  The computation included the shares to be issued in connection with the Mergers pursuant to the pre-determined exchange ratios, adjusted for the effects of: (i) the NRF shares owned by NSAM; and (ii) the voting equity-based awards to be issued to NSAM executives and other employees in connection with the Mergers.  Colony NorthStar determined that these adjusted economic interests represent the voting interests on a fully diluted basis, and assumes that the Colony NorthStar class B common stock and operating partnership units were converted into Colony NorthStar class A common stock.

All legacy Colony class B common stock will be converted to Colony NorthStar class B common stock at the exchange ratio of 1.4663.  The Colony NorthStar class B common stock entitles its holders to 36.5 votes per share on all matters on which Colony NorthStar class A common stockholders are entitled to vote.  This arrangement is designed to give the holders voting rights that are proportional to the economic interests in Colony NorthStar that are held in the form of operating partnership units.  Upon conversion of one share of Colony NorthStar class B common stock and 35.5 operating partnership units, a holder would receive 36.5 shares of Colony NorthStar class A common stock.  This arrangement is consistent with the current voting rights of Colony’s operating partnership unit holders.

For the purpose of calculating voting interests prior to applying the exchange ratio, Colony NorthStar included the 21.4 million fully diluted votes assuming that all Colony NorthStar class B common stock (0.5 million shares) and operating partnership units (20.9 million units) are converted into Colony NorthStar class A common stock.  Colony NorthStar determined it was not appropriate to include an incremental 18.7 million votes to which class B common stockholders are entitled (0.527 million shares multiplied by 35.5) because such votes are already reflected as part of the operating partnership units on a fully dilutive basis.

The adjustments described above resulted in the voting power associated with NSAM stockholders increasing to 34% from approximately 33%, the voting power of Colony stockholders staying the same at approximately 33% and the voting power of NRF stockholders decreasing from approximately 34% to 33%.

The following presents a summary of the relative economic and voting rights in Colony NorthStar at the date of the merger agreement (amounts in millions, except for exchange ratios):

	NSAM		Colony	NRF		Total
Economic rights (exchange ratio)
Outstanding shares of class A common stock	189.1		113.3	180.5		482.8
Outstanding shares of Colony class B common stock			0.5
OP/LTIP units outstanding	1.8		20.9	1.9		24.6
Equity awards converted into Colony NorthStar common stock	6.0	(i)	1.2 (ii)	2.4	(i)	9.6
Outstanding shares of common stock prior to the Mergers	196.9		135.9	184.8		517.5

Stock exchange ratio	1.0000		1.4663	1.0996
Shares of Colony NorthStar common stock	196.9		199.3	203.2		599.4
Relative economic ownership %	32.85%		33.25%	33.90%		100.0%

Voting rights
Adjustments for:
Shares of NRF common stock owned by NSAM				(3.0	)(iii)	(3.0)
Shares to be issued with voting rights:
NSAM executive RSUs	7.8	(iv)				7.8
Retention awards	0.8	(v)				0.8
Adjusted votes of Colony NorthStar common stock	205.5		199.3	200.2		605.0
Relative voting rights %	33.97%		32.94%	33.09%		100.00%

(i)    Substantially all of the NSAM and NRF equity awards accelerate in accordance with their terms upon the closing of the Mergers.

(ii)   Represents Colony’s estimated equity awards expected to be issued in the normal course prior to the Mergers. Actual number of shares issued may differ materially from the estimate.

(iii)  Represents the 2.7 million shares of NRF common stock owned by NSAM after giving effect to the exchange ratio.

(iv)  The number of RSUs subject to replacement equity awards may vary based on a per share price equal to the greater of $15.00 or the volume weighted average price of a share of Colony NorthStar class A common stock over the first five trading days immediately following the closing of the Mergers.  The maximum number of RSUs to be issued using the closing price of NSAM common stock based on the stock price for ten days prior to the announcement of the Mergers is 7,976 with a maximum value of $119.6 million.  Since the closing price of NSAM common stock was below the $15.00 minimum share price, the above represents the expected number of NSAM executive RSUs that would be issued at the time of the announcement of the Mergers.  For the relative voting rights to drop below 34%, 33% and 33% for NSAM, Colony and NRF, respectively, the price of Colony NorthStar class A common stock would have to increase to $30 per share or higher at the time of issuance, representing a 130% increase to the current stock price of NSAM common stock.

(v)   Represents the potential shares that are expected to be issued in connection with retention awards issued upon the Mergers.

•                  In evaluating the guidance discussed in ASC 805-10-55-13, Colony NorthStar gave consideration to each company’s business model, structure and asset bases and the differences between them in arriving at the conclusion that NSAM is the accounting acquirer.  NSAM is a global asset management firm focused on strategically managing real estate and other investment platforms in the United States and internationally and employs an asset-light business model. Colony is an internally-managed company that owns real estate investments, along with an investment management business.  NRF is an externally-managed diversified commercial real estate company that owns real estate investments.  While certain aspects of the respective businesses of the three merging companies can be evaluated relative to one another (e.g., NSAM’s asset management business can be compared to Colony’s investment management business and Colony’s real estate investment business can be compared to NRF’s real estate investment business), all three companies cannot be evaluated directly against each other given the differences in their business models.  As a result, Colony NorthStar determined that total assets, total revenue and net income were not appropriate metrics to assess the size of each company because of the asset-light nature of NSAM given its structure as a management company relative to NRF’s and Colony’s real estate investment business.  In addition, NRF’s and Colony’s real estate investment business utilize financial leverage which significantly increases the amount of total assets.  Based on the differences in the business models, the relationship of revenue to revenue producing assets is much greater for a real estate business than the relationship of revenue to assets under management for an asset manager.  Furthermore, net income for a real estate investment business differs substantially from an asset management business due to items such as depreciation and amortization charges and unrealized and realized gains (losses).  It is for these reasons that Colony NorthStar evaluated size based on assets under management and CAD/Core FFO, in addition to market capitalization, as such metrics result in a normalization of differences in business models, structure and asset bases and thereby result in a more meaningful comparison of all three companies for purposes of evaluating relative size.

•                  The language included in ASC 805-10-55-12 and ASC 805-10-55-13 does not prescribe a specific weighting be given to each criterion or that any single criterion should be weighted more heavily than others.  Rather, the language suggests that each criterion could be considered in addition to other applicable facts and circumstances.  Following the Mergers, Thomas J. Barrack, Jr., as Executive Chairman, and David T. Hamamoto, as Executive Vice Chairman, together will have significant oversight and decision making authority, including setting strategy, and are also expected to serve on the board of directors.  In addition, other members of senior management are expected to be comprised of Richard B. Saltzman as Chief Executive Officer, Darren J. Tangen as Chief Financial Officer, Mark M. Hedstrom as Chief Operating Officer and Daniel R. Gilbert as head of Colony NorthStar’s retail platform.  As a result, NSAM executives will continue to substantively participate in the business on an ongoing basis, especially in light of Mr. Hamamoto’s role as Executive Vice Chairman and Mr. Gilbert’s role as head of the retail business, a business that is new to Colony.  The executive team identified above, comprised of former NSAM and Colony senior management, is expected to collectively manage the Colony NorthStar business going forward.  Further, the other existing senior management team of NSAM which consists of Al Tylis, Debra Hess and Ron Lieberman will have substantive involvement in operating the business for one year subsequent to the Mergers.  Accordingly, Colony’s senior management will not dominate the senior management of Colony NorthStar.  Even if Colony was deemed to have dominant influence pursuant to ASC 805-10-55-12(d), that criterion alone would not be sufficient to overcome the weight of evidence in favor of concluding that NSAM is the accounting acquirer, including: (i) the voting power of each stockholder group; (ii) the relative size of each company; (iii) which entity substantively issued its shares and initiated the Mergers; and (iv) the pre-existing relationship between NSAM and NRF.

U.S. Federal Income Tax Consequences, page 223

Tax Consequences of the Mergers Generally, page 224

4.              We note your response to comment 9 of our letter. Please revise your disclosure to specifically state that the provision of a REIT tax opinion is a non-waivable condition. Please clarify that the tax opinion will be filed prior to closing as an exhibit in a post-effective amendment. Further, please clarify on page 229, or elsewhere as appropriate, that you are unable to provide this opinion at this time and the reason(s) why you cannot provide the opinion at this time. Further, please disclose the alternatives and risks to investors if you do not qualify as a REIT.

Response to Comment No. 4:

Colony NorthStar notes the Staff’s comment and respectfully advises the Staff that disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please refer to pages 78 and 235-236 of Amendment No. 2.

*                                         *                                         *

We trust that the foregoing, and the revisions set forth in Amendment No. 2, are responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212)-558-4312 or by email at downesr@sullcrom.com.

Very truly yours,

/s/ Robert W. Downes

cc:	Sonia Gupta Barros
Stacie Gorman
Jeffrey Lewis
(Securities and Exchange Commission)

Ronald J. Lieberman
(Colony NorthStar, Inc.)

Mitchell S. Eitel
Stephen M. Salley
(Sullivan & Cromwell LLP)